UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GCI Liberty, Inc.

(Name of Issuer)

Class A common stock, no par value

Class B common stock, no par value

(Title of Class of Securities)

Class A common stock, no par value: 36164V 305

Class B common stock, no par value: 36164V 404

(CUSIP Number)

Gregory B. Maffei

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos: Class A common stock: 36164V 305 Class B common stock: 36164V 404

1.	Names of Reporting Persons Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A common stock: 1,807,100 (1)(2)(3)(4) Class B common stock: 689,396 (2)

	8.	Shared Voting Power Class A common stock: 0 Class B common stock: 0

	9.	Sole Dispositive Power Class A common stock: 1,807,100 (1)(2)(3)(4) Class B common stock: 689,396 (2)

	10.	Shared Dispositive Power Class A common stock: 0 Class B common stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A common stock: 1,807,100 (1)(2)(3)(4) Class B common stock: 689,396 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Class A common stock: 1.7% (4)(5) Class B common stock: 14.1% (5)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 Includes 870 shares of Class A common stock, no par value (“GLIBA”), of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer”), held in the Liberty Media 401(k) Savings Plan as of March 9, 2018.

(2)                                 Includes (i) 873,998 shares of GLIBA and (ii) 443,001 shares of Class B common stock, no par value (“GLIBB”), of the Issuer that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, March 9, 2018.

(3)                                 Includes 574,211 shares of GLIBA held by a grantor retained annuity trust.

(4)                                 Does not include shares of GLIBA issuable upon conversion of shares of GLIBB beneficially owned by Mr. Maffei; however, if such shares of GLIBA were included, Mr. Maffei would beneficially own 2,496,496 shares of GLIBA and the percent of shares of GLIBA, as a series, represented by Mr. Maffei’s beneficial ownership would be approximately 2.3% of such shares of GLIBA outstanding, in each case subject to the relevant footnotes set forth herein.

(5)                                 For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of GLIBA outstanding was 104,548,942, the total number of shares of GLIBB outstanding was 4,455,308, and the total number of shares of GLIBP outstanding was 7,251,436, in each case, as of March 9, 2018, based on information provided by the Issuer, and as calculated in accordance with Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of GLIBA or GLIBB held by Mr. Maffei and exercisable within 60 days after March 9, 2018.  Each share of GLIBB is convertible, at the option of the holder, into one share of GLIBA.  The holders of GLIBA, GLIBB, and GLIBP generally vote as a single class with respect to all matters voted on by the shareholders of the Issuer.  Shares of GLIBA and GLIBP are not convertible at the option of the holder.  Each share of GLIBA is entitled to one vote, each share of GLIBB is entitled to ten votes, and each share of GLIBP is entitled to one-third of a vote, in each case, on all matters presented to shareholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 5.5% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated in accordance with Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

Item 1.                                                         Security and Issuer.

Gregory B. Maffei (the “Reporting Person” or “Mr. Maffei”) is filing this Statement on Schedule 13D (the “Statement”) with respect to the Class A common stock, no par value (“GLIBA”), and the Class B common stock, no par value (“GLIBB”, and together with GLIBA, the “Common Stock”), of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer” or “GCI Liberty”), beneficially owned by the Reporting Person.

The Issuer’s executive officers are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Issuer also has shares of Series A Cumulative Redeemable Preferred Stock (“GLIBP”) outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of GLIBA issuable upon the conversion of shares of GLIBB.  By its terms, each share of GLIBB is convertible into one share of GLIBA at the option of the holder.  Shares of GLIBA and GLIBP are not convertible.  The holders of GLIBA, GLIBB, and GLIBP generally vote as a single class with respect to all matters voted on by the shareholders of the Issuer.  Shares of GLIBA are entitled to one vote per share, shares of GLIBB are entitled to ten votes per share, and shares of GLIBP are entitled to one-third of a vote per share, in each case, on all matters presented to shareholders of the Issuer for their approval.

Mr. Maffei is filing this Statement to report his acquisition of beneficial ownership of shares of GLIBA and GLIBB pursuant to the split-off (the “Split-Off”) of the Issuer from Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), which was completed at 4:01 p.m., New York City time, on March 9, 2018 (the “Split-Off Effective Time”).  Pursuant to the Split-Off, at the Split-Off Effective Time, Liberty Interactive redeemed (a) each outstanding share of its Series A Liberty Ventures common stock, $0.01 par value (“LVNTA”), for one share of GLIBA, with no shares of LVNTA remaining outstanding, and (b) each outstanding share of its Series B Liberty Ventures common stock, $0.01 par value (“LVNTB”), for one share of GLIBB, with no shares of LVNTB remaining outstanding.

Item 2.                                                         Identity and Background.

(a)-(c)               The Reporting Person is Gregory B. Maffei, whose business address is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Maffei is President and Chief Executive Officer, and a director of the Issuer.

During the last five years, Mr. Maffei has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Maffei is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds.

As reported by Liberty Interactive in its Current Report on Form 8-K, filed with the SEC on March 15, 2018 (File No. 001-330982) (the “Liberty 8-K”), Liberty Interactive, Liberty Interactive LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Liberty Interactive, and GCI Liberty, completed a series of transactions pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 4, 2017 (as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, and by Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, the “Reorganization Agreement”).

As a result of the transactions contemplated by the Reorganization Agreement, all shares of Liberty Ventures Common Stock beneficially owned by Mr. Maffei were redeemed for shares of the corresponding class of Common Stock. Furthermore, as a result of the Split-Off, each holder of (a) options to acquire shares of LVNTA or LVNTB (whether unvested, partially vested or fully vested) (each, a “LVNT Option”), received, in exchange for such LVNT Option, an option to purchase an equivalent number of shares of the corresponding class of GCI Liberty common stock and (b) shares of LVNTA or LVNTB that were subject to a restricted stock award granted under a stock incentive plan of Liberty Interactive (“LVNT Restricted Stock”), received shares in the Split-Off subject, in all material respects, to the same terms and conditions as those applicable to such shares of LVNT Restricted Stock immediately prior to the Split-Off.  As a result, all LVNT Options and shares of LVNT Restricted Stock held by Mr. Maffei were adjusted for corresponding equity incentive awards with respect to GLIBA and GLIBB, as applicable.

For further information on the transactions contemplated by the Reorganization Agreement, see the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive with the SEC on December 29, 2017 (File No. 001-33982), the Current Report on Form 8-K, filed by GCI Liberty with the SEC on March 14, 2018 (File No. 001-38385) and the Liberty 8-K.

Item 4.                                                         Purpose of the Transaction.

As set forth above, at the Split-Off Effective Time, pursuant to the terms of the Reorganization Agreement, the Reporting Person acquired beneficial ownership of 1,807,100 shares of GLIBA and 689,396 shares of GLIBB in the Split-Off.  Mr. Maffei holds these shares of GLIBA and GLIBB for investment purposes.

In accordance with the terms of the Reorganization Agreement, at the Contribution Effective Time (as defined in the Reorganization Agreement), each director in office immediately prior to the Contribution Effective Time on the board of directors of GCI Liberty (the “GCI Liberty Board”) (other than Ronald A. Duncan) resigned as a director (the “resignations”) effective as of the Contribution Effective Time, and, at the Contribution Effective Time, each of John C. Malone, Gregory B. Maffei, Gregg L. Engles, Donne F. Fisher, Richard R. Green and Sue Ann Hamilton were appointed to the GCI Liberty Board (with Ronald A. Duncan continuing to serve on the GCI Liberty Board) to fill the vacancies created by the resignations, with Mr. Malone to serve as the chairperson of the GCI Liberty Board, and with each such director serving until such director’s successor is duly elected and qualified or until such director’s earlier death, incapacitation, retirement, resignation or removal.

In addition, in accordance with the terms of the Reorganization Agreement, effective as of the Contribution Effective Time, GCI Liberty appointed the officers identified by Liberty Interactive, including John C. Malone, as Chairman of the Board, Gregory B. Maffei, as President and Chief Executive Officer, Richard N. Baer, as Chief Legal Officer, Mark D. Carleton, as Chief Financial Officer and Treasurer, and Albert E. Rosenthaler, as Chief Corporate Development Officer.

Furthermore, in accordance with the terms of the Reorganization Agreement, it is expected that the Issuer and GCI Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer (“GCI Newco”), will enter into an agreement and plan of merger, pursuant to which, upon the satisfaction of certain conditions, including the approval of the Issuer’s shareholders, the Issuer will merge with and into GCI Newco, with GCI Newco continuing as the surviving corporation in the merger (the “reincorporation merger”), for the limited purposes of changing GCI Liberty’s state of incorporation from Alaska to Delaware, and adopting a new certificate of incorporation and bylaws to account for certain differences in Delaware law as compared to Alaska law.  For more information about the reincorporation merger, see the Preliminary Proxy Statement on Schedule 14A, filed by the Issuer with the SEC on February 26, 2018 (File No. 001-38385).

Other than as set forth in this Statement, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock, or of GLIBP, in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock or GLIBP, as the case may be.  In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock or GLIBP, as the case may be.

The information contained in Items 3 and 6 of this Statement is incorporated herein by reference.

Item 5.                                                         Interest in Securities of the Issuer.

(a) - (b)        Mr. Maffei beneficially owns (without giving effect to the conversion of shares of GLIBB into shares of GLIBA) (i) 1,807,100 shares of GLIBA (including (x) 870 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei, (y) 873,998 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, March 9, 2018, and (z) 574,211 shares held by a grantor retained annuity trust), which represent approximately 1.7% of the outstanding shares of GLIBA, and (ii) 689,396 shares of GLIBB (including 443,001 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, March 9, 2018), which represent approximately 14.1% of the outstanding shares of GLIBB.

For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of GLIBA outstanding was 104,548,942 and the total number of shares of GLIBB outstanding was 4,455,308, in each case, as of March 9, 2018, based on information provided by the Issuer, and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of GLIBA or GLIBB held by Mr. Maffei and exercisable within 60 days after March 9, 2018.  Furthermore, there were 7,251,436 shares of GLIBP outstanding as of March 9, 2018, based on information provided by the Issuer.  The holders of GLIBA, GLIBB, and GLIBP generally vote as a single class with respect to all matters voted on by the shareholders of the Issuer.  Each share of GLIBA is entitled to one vote, each share of GLIBB is entitled to ten votes, and each share of GLIBP is entitled to one-third of a vote, in each case, on all matters presented to shareholders of the Issuer for their approval.  Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing 5.5% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated in accordance with Rule 13d-3 of the Exchange Act.

(c)                                  Other than as stated herein, Mr. Maffei has not effected any transactions with respect to GLIBA or GLIBB during the 60 days preceding the date hereof.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.                                                         Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2018
/s/ Gregory B. Maffei
Gregory B. Maffei